# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flowserve Corp, CIK 0000030625
CUSIP: 34354P105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5215 N. O'CONNOR BLVD., SUITE 700, IRVING, Texas (TX), 75039
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001325447-16-000070
Filed by CIK 0001325447

## Reporting persons
- First Eagle Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,996,168.02; shared voting power 0; sole dispositive power 7,738,814.03; shared dispositive power 0; aggregate amount beneficially owned 7,738,814.03 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Flowserve Corp
Address of issuer's principal executive offices: 5215 N. O'CONNOR BLVD., SUITE 700, IRVING, TX, 75039

## Item 2. Person Filing
Name of person filing: First Eagle Investment Management, LLC
Address of principal business office or, if none, residence: First Eagle Investment Management, LLC - 1345 Avenue of the Americas, New York, 10105, New York, United States
Citizenship: First Eagle Investment Management, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7,738,814
Percent of class: 5.9
Sole power to vote or to direct the vote: 6,996,168
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,738,814
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Securities reported on this Schedule 13G as being beneficially owned by First Eagle Investment Management, LLC are held by or at the direction of First Eagle Investment Management, LLC and/or one or more of its investment adviser subsidiaries, which may include First Eagle Separate Account Management, LLC, principally on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds, other institutional clients, or separate accounts, but sometimes for its own account.
First Eagle Investment Management, LLC (FEIM), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 7,738,814.03 shares, or 5.89% of the common stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- First Eagle Investment Management, LLC: David O'Connor, General Counsel (02/12/2025)